

June 13, 2017

<u>Via E-mail</u>
Takeshi Kunibe
President and Chief Executive Officer
Sumitomo Mitsui Financial Group, Inc.
1-2, Marunouchi 1-chome, Chiyoda-ku
Tokyo 100-0005, Japan

      Re: Sumitomo Mitsui Financial Group, Inc.
              Form 20-F for the Fiscal Year Ended March 31, 2016
              Filed June 29, 2016
              File No. 1-34919

Dear Mr. Kunibe:

     We refer you to our comment letter dated March 30, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Cecilia Blye

              Cecilia Blye, Chief
              Office of Global Security Risk

cc: Dietrich King
       Assistant Director
       Division of Corporation Finance